SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2013

ChipMOS TECHNOLOGIES (Bermuda) LTD.

(Translation of Registrant’s Name Into English)

No. 1, R&D Rd. 1, Hsinchu Science Park

Hsinchu, Taiwan

Republic of China

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒            Form 40-F  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ☐            No   ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ChipMOS TECHNOLOGIES (Bermuda) LTD.
(Registrant)

Date: September 30, 2013	By	/S/ S. J. Cheng
	Name:	S. J. Cheng
	Title:	Chairman & Chief Executive Officer

Hsinchu, Taiwan, September 30, 2013 - Mr. Shih-Jye Cheng, chairman and chief executive officer of ChipMOS TECHNOLOGIES (Bermuda) LTD. (“ChipMOS” or the “Company”) (Nasdaq: IMOS) informed the Company that on Friday, September 27, 2013 he received a copy of the petition filed by the Taiwan High Court Prosecutor’s Office (the “Prosecutor”) appealing the September 3, 2013 “not guilty” verdict granted by the Taiwan High Court (the “High Court”) on the October 22, 2007 appeal by Taipei District Prosecutor’s Office over the not-guilty verdict by the Taipei District Court on October 1, 2007. The Prosecutor did not provide any substantive grounds for the appeal in such petition. Mr. Cheng has informed the Company that he will continue to vigorously defend the charges and seek to have the “not guilty” verdict sustained upon appeal.